(m)(1)(i)

AMENDED SCHEDULE A

with respect to the

AMENDED AND RESTATED DISTRIBUTION PLAN

for

ING VARIABLE INSURANCE TRUST

Portfolio	Maximum Distribution Fee (as a percentage of average daily net assets)
ING GET U.S. Core Portfolio – Series 13	0.25%

ING GET U.S. Core Portfolio – Series 14	0.25%

Last updated on: November 21, 2013